SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 17, 2013, with the report for the nine-month period ended on March 31, 2013, filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated May 17, 2013, the Company filed the report for the nine-month period ended on March 31, 2013, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

	03/31/2013	03/31/2012
ARS thousands
Period Results (nine months)
Attributable to:
Shareholders' Equity	84,491	3,117
Non-controlling interest	178,703	90,042

Shareholders' equity:
Outstanding shares	496,562	496,562
Treasury shares	5,001	5,001
Total subscribed capital	65,425	166,218
Restatement of capital stock – Treasury shares	773,079	773,079
Additional paid in capital	106,264	106,263
Share warrants	12,693	(42,324)
Changes in non-controlling interests	(17,880)	(16,840)
Statutory Reserve	10,785	4,521
Reserve for New Projects	46,835	42,922
Reserve for stock-based payments	337,065	389,202
Reserve for Conversion	780,504	691,058
Non-controlling interest	2.393,296	2,308,308

Total Shareholders' Equity	5,009,629	4,923,970

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the Company’s stock capital was ARS 501,562,730 divided into 501,562,730 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A., who holds 189,870,684 shares, representing 37.86% of the issued subscribed capital stock.

In addition, as of March 31, 2013, 306,691,292 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share of the Company were held by shareholders other than the group of principal shareholders, representing 61.14% of the subscribed stock capital.

Following the allocation of treasury shares made on November 23, 2009, Cresud held 5,000,754 treasury shares as of March 31, 2013, representing 1.00% of its subscribed and issued stock capital.

It should be noted that in March 2008 the Company increased its capital stock by 180 million shares. For each subscribed share each shareholder received, at no additional cost, 1 warrant that entitled it to purchase 0.33333333 new shares for a price of USD 1.68 per share to be acquired. As a result of the ratable allocation of own shares among the shareholders made by the Company on November 23, 2009, the terms of such warrants have been amended: the ratio of shares to be issued per warrant is 0.35100598 and the exercise price per share to be acquired is USD 1.5954. The warrants fall due on May 22, 2015, and are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on Nasdaq under the symbol “CRESW”.

If all the warrants were converted, the number of issued and subscribed shares would increase to 563,915,284. Moreover, if Inversiones Financieras del Sur S.A. exercised its warrants as the rest of the holders, its holding would increase by 29,691,778 common shares, representing an interest of 38.79% over the subscribed capital, i.e. 219,562,462 shares.

Below are the highlights for the nine-month period ended March 31, 2013:

•	Net income for the first nine months of 2013 amounted to ARS 263.2 million, compared to ARS 93.2 million in the same period of 2012.

•
Operating income for the first nine months of 2013 reached ARS 753.2 million (+51.3% compared to 2012) mainly driven by better Sale Farm results from our subsidiary Brasilagro, the good performance of the Shopping Centers’ Segment and the consolidation of the Madison Building, in New York, by IRSA.

•
During season 2012/2013 our crop production has shown better results mainly due to the increase in crop prices observed during the period and the larger areas planted. During 9M 2013 the Gross profit for the Grains’ segment reached ARS 98.0 million, and the Gross profit for the Sugarcane segment reached ARS 36.9 million.

•
The Urban business, through our subsidiary IRSA, has generated very good results for our company. EBITDA during the first nine months of this fiscal year reached ARS 912.4 million, 36.3% higher than in the first nine months of 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Vice Chairman of the Board of Directors
May 17, 2013